

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 3, 2010

Ms. Hong Tan
Chief Financial Officer
Golden Elephant Glass Technology, Inc.
123 Chuangye Road
Haizhou District, Fuxin City
Liaoning, PRC, 123000

RE: **Form 8-K Item 4.01 filed April 28, 2010**
Form 8-K/A Item 4.01 filed May 7, 2010
Form 8-K/A Item 4.01 filed August 30, 2010
File #0-21071

Dear Ms. Tan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Gordon
Staff Accountant